UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hennessy Advisors, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
425885100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 425885100	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neil J. Hennessy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 97,313
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,818,355
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 97,313
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,818,355

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,688
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 425885100	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Hennessy Advisors, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

7250 Redwood Blvd., Suite 200
Novato, CA 94945

Item 2(a).	Name of Person Filing:

Neil J. Hennessy

Item 2(b).	Address of Principal Business Office or, if none, Residence:

7250 Redwood Blvd., Suite 200
Novato, CA 94945

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class or Securities:

Common Stock

Item 2(e).	CUSIP Number:

425885100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Inapplicable

CUSIP No. 425885100	Page 4 of 6 Pages

Item 4.	Ownership as of December 31, 2008.

(a)	Amount Beneficially Owned:

1,915,688 shares*

(b)	Percent of Class:

33.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

97,313*

(ii)	shared power to vote or to direct the vote:

1,818,355**

(iii)	sole power to dispose or to direct the disposition of:

97,313*

(iv)	shared power to dispose or to direct the disposition of:

1,818,355**

*	Includes 75,938 shares subject to presently exercisable employee stock options and 1,125 restricted stock units that vest within 60 days of December 31, 2008.
**	Consists of 1,814,855 shares held jointly with Mr. Hennessy’s spouse and 3,500 shares held by his child.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

CUSIP No. 425885100	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

(a)	Inapplicable

(b)	Inapplicable

CUSIP No. 425885100	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2009
Date

/s/ Neil J. Hennessy
Neil J. Hennessy